COMPOSITE TECHNOLOGY CORPORATION
2026 McGaw Avenue
Irvine, California 92614

May 21, 2008

VIA FEDERAL EXPRESS, EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Kate Tillan

Re:	Composite Technology Corporation Form 10-K for the fiscal year ended September 30, 2007 Filed December 14, 2007

Dear Ms. Tillan:

On behalf of Composite Technology Corporation (the “Company” or “CTC”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated April 21, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the fiscal year ended September 30, 2007

Item 9A. Controls and Procedures, page 86

1.
We note your response to prior comment 7 in our letter dated March 26, 2008. Please amend your Form 10-K to disclose your conclusion as of September 30, 2007 that your internal control over financial reporting is not effective, as indicted in your response.

On May 19th, 2008 we filed an amended Form 10-K for the fiscal year ended September 30, 2007 that included an update to Item 9A and clarified our conclusion that our internal control over financial reporting was not effective.

We hope that the information contained in this letter satisfactorily addresses the comment by the Staff. Please do not hesitate to contact the undersigned by telephone at (949) 428 8500, or by facsimile at (949) 428 8515.

Very truly yours,
COMPOSITE TECHNOLOGY CORPORATION

/s/ Domonic J. Carney

Domonic J. Carney
Chief Financial Officer